SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Red Rock Resorts, Inc.

(Name of Issuer)

Common A Common Stock, par value $0.01

(Title of Class of Securities)

75700L108

(CUSIP Number)

Frank J. Fertitta III

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

(702) 495-3000

with a copy to:

Deborah J. Conrad, Esq.

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067

(424) 386-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75700L108	Page 2 of 21 Pages

(1)	Name of reporting person Fertitta Business Management LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 28,208,745
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 28,208,745

(11)	Aggregate amount beneficially owned by each reporting person 28,208,745
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 28.63%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108	Page 3 of 21 Pages

(1)	Name of reporting person FI Station Investor LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 22,656,184
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 22,656,184

(11)	Aggregate amount beneficially owned by each reporting person 22,656,184
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 24.38%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108	Page 4 of 21 Pages

(1)	Name of reporting person FBM Sub 1 LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,000,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,000,000

(11)	Aggregate amount beneficially owned by each reporting person 6,000,000
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 7.86%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108	Page 5 of 21 Pages

(1)	Name of reporting person The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,354,239
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,354,239

(11)	Aggregate amount beneficially owned by each reporting person 1,354,239
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 1.93%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108	Page 6 of 21 Pages

(1)	Name of reporting person The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 1,354,239
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,354,239

(11)	Aggregate amount beneficially owned by each reporting person 1,354,239
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 1.93%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108	Page 7 of 21 Pages

(1)	Name of reporting person Frank J. Fertitta, III 2006 Irrevocable Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 338,559
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 338,559

(11)	Aggregate amount beneficially owned by each reporting person 338,559
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.48%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108	Page 8 of 21 Pages

(1)	Name of reporting person Lorenzo J. Fertitta 2006 Irrevocable Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 338,560
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 338,560

(11)	Aggregate amount beneficially owned by each reporting person 338,560
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 0.48%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108	Page 9 of 21 Pages

(1)	Name of reporting person Fertitta Holdco LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 22,656,184
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 22,656,184

(11)	Aggregate amount beneficially owned by each reporting person 22,656,184
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 24.38%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108	Page 10 of 21 Pages

(1)	Name of reporting person Fertitta Investment LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 20,906,616
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 20,906,616

(11)	Aggregate amount beneficially owned by each reporting person 20,906,616
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 22.92%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108	Page 11 of 21 Pages

(1)	Name of reporting person KVF Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 8,609,629
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,609,629

(11)	Aggregate amount beneficially owned by each reporting person 8,609,629
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 10.91%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108	Page 12 of 21 Pages

(1)	Name of reporting person LNA Investments, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 8,609,629
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,609,629

(11)	Aggregate amount beneficially owned by each reporting person 8,609,629
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 10.91%
(14)	Type of reporting person (see instructions) OO (Limited Liability Company)

SCHEDULE 13D

CUSIP No. 75700L108	Page 13 of 21 Pages

(1)	Name of reporting person F & J Fertitta Family Business Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 14,104,372
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,104,372

(11)	Aggregate amount beneficially owned by each reporting person 14,104,372
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 16.71%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108	Page 14 of 21 Pages

(1)	Name of reporting person L & T Fertitta Family Business Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Nevada

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 14,104,372
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 14,104,372

(11)	Aggregate amount beneficially owned by each reporting person 14,104,372
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 16.71%
(14)	Type of reporting person (see instructions) OO (Trust)

SCHEDULE 13D

CUSIP No. 75700L108	Page 15 of 21 Pages

(1)	Name of reporting person Frank J. Fertitta III
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 47,120,802
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 47,120,802

(11)	Aggregate amount beneficially owned by each reporting person 47,120,802
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 40.72%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 75700L108	Page 16 of 21 Pages

(1)	Name of reporting person Lorenzo J. Fertitta
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO (See Item 3)
(5)	Check box if disclosure of legal proceeding is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 47,120,801
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 47,120,801

(11)	Aggregate amount beneficially owned by each reporting person 47,120,801
(12)	Check box if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 40.72%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 75700L108	Page 17 of 21 Pages

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 20, 2016 (“Amendment No. 1), as amended by Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2019 (“Amendment No. 2”), as amended by Amendment No. 3 to Schedule 13D filed with the SEC on August 16, 2019 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 4 have the meanings given to such terms in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, as the case may be.

Item 2. Identity and Background

The second paragraph of Item 2(a) is amended and restated to read as follows:

As of the date of this statement, (i) FI Station is the record owner of 42,199 shares of Class A Common Stock, 22,613,985 shares of Class B Common Stock and 22,613,985 LLC Units, (ii) FBM Sub 1 is the record owner of 6,000,000 shares of Class B Common Stock and 6,000,000 LLC Units; (iii) FBM is the record owner of 16,771,819 shares of Class B Common Stock and 16,771,819 LLC Units, (iv) the F&J Fertitta Family Trust is the record owner of 1,354,239 shares of Class A Common Stock, (v) the L&T Fertitta Family Trust is the record owner of 1,354,239 shares of Class A Common Stock, (vi) the FJF Irrevocable Trust is the record owner of 338,559 shares of Class A Common Stock, and (vii) the LJF Irrevocable Trust is the record owner of 338,560 shares of Class A Common Stock. FI Station’s principal business is to invest in the equity securities of Holdco and the Issuer. FBM Sub 1’s principal business is to hold securities of Holdco and the Issuer. FBM’s principal business is to invest in the equity securities of Holdco and the Issuer as well as other business enterprises of Frank J. Fertitta, III and Lorenzo J. Fertitta. The principal business of each of the F&J Fertitta Family Trust, L&T Fertitta Family Trust, FJF Irrevocable Trust and LJF Irrevocable Trust is to hold assets for its beneficiaries. Fertitta Investment is the majority member of FI Station, and Fertitta Investments’ principal business is to act as such. KVF and LNA are members of FI Station and Fertitta Investment and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. The F&J Trust and the L&T Trust are the members of FBM and their principal business is to invest in the equity securities of the Issuer and Holdco as well as other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta. Fertitta Holdco is the manager of FI Station and Fertitta Investment and its principal business is to manage FI Station and Fertitta Investment and other business enterprises of Frank J. Fertitta III and Lorenzo J. Fertitta.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following paragraph:

Between August 19, 2019 and August 23, 2019, the F&J Fertitta Family Trust, the L&T Fertitta Family Trust, the FJF Irrevocable Trust and the LJF Irrevocable Trust purchased an aggregate of 1,136,897 shares of Class A Common Stock for aggregate consideration of $21,978,275 (inclusive of broker fees). The purchases are funded primarily with separate loans to each of the F&J Fertitta Family Trust, the L&T Fertitta Family Trust, the FJF Irrevocable Trust and the LJF Irrevocable Trust (each, a “Trust Direct Stockholder”) from a limited partnership in which each of the Trust Direct Stockholders is a limited partner, as well as from cash on hand. See Item 6 below.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) are amended and restated to read as follows:

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person (based on 70,328,141 shares of Class A Common Stock outstanding as of July 31, 2019). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

SCHEDULE 13D

CUSIP No. 75700L108	Page 18 of 21 Pages

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class A Common Stock Outstanding(1)
FBM	28,208,745	28.63%
FI Station	22,656,184	24.38%
FBM Sub 1	6,000,000	7.86%
F&J Fertitta Family Trust	1,354,239	1.93%
L&T Fertitta Family Trust	1,354,239	1.93%
FJF Irrevocable Trust	338,559	0.48%
LJF Irrevocable Trust	338,560	0.48%
Fertitta Holdco	22,656,184	24.38%
Fertitta Investment	20,906,616	22.92%
KVF	8,609,629	10.91%
LNA	8,609,629	10.91%
F&J Trust	14,104,372	16.71%
L&T Trust	14,104,372	16.71%
Frank J. Fertitta III	47,120,802	40.72%
Lorenzo J. Fertitta	47,120,801	40.72%
Total for Group	48,813,600	42.18%

(1)

Based on the number of shares of Class A Common Stock (70,328,141) issued and outstanding as of July 31, 2019, and assuming all outstanding LLC Units beneficially owned by the Reporting Person were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Item 5(c) is amended and restated to read as follows:

(c) The following table sets forth all transactions in the Class A Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker, and the prices exclude commissions.

Reporting Person	Trade Date	Shares Purchased	Weighted Average Price per Share ($)	Low Price per Share ($)	High Price per Share ($)
F&J Fertitta Family Trust	August 8, 2019	144,238	18.148	17.600	18.595
F&J Fertitta Family Trust	August 8, 2019	135,762	18.696	18.600	18.870
F&J Fertitta Family Trust	August 9, 2019	328,000	18.969	18.525	19.200
F&J Fertitta Family Trust	August 14, 2019	146,000	18.839	18.440	19.050
F&J Fertitta Family Trust	August 15, 2019	40,800	17.988	17.920	18.020
F&J Fertitta Family Trust	August 16, 2019	104,680	18.499	17.995	18.965
F&J Fertitta Family Trust	August 19, 2019	640	19.576	19.520	19.620
F&J Fertitta Family Trust	August 21, 2019	10,000	19.600	19.600	19.600
F&J Fertitta Family Trust	August 23, 2019	444,119	19.295	19.100	19.730
L&T Fertitta Family Trust	August 8, 2019	144,238	18.148	17.600	18.595
L&T Fertitta Family Trust	August 8, 2019	135,762	18.696	18.600	18.870
L&T Fertitta Family Trust	August 9, 2019	328,000	18.969	18.525	19.200

SCHEDULE 13D

CUSIP No. 75700L108	Page 19 of 21 Pages

L&T Fertitta Family Trust	August 14, 2019	146,000	18.839	18.440	19.050
L&T Fertitta Family Trust	August 15, 2019	40,800	17.988	17.920	18.020
L&T Fertitta Family Trust	August 16, 2019	104,680	18.499	17.995	18.965
L&T Fertitta Family Trust	August 19, 2019	640	19.576	19.520	19.620
L&T Fertitta Family Trust	August 21, 2019	10,000	19.600	19.600	19.600
L&T Fertitta Family Trust	August 23, 2019	444,119	19.295	19.100	19.730
FJF Irrevocable Trust	August 8, 2019	36,060	18.148	17.600	18.595
FJF Irrevocable Trust	August 8, 2019	33,940	18.696	18.600	18.870
FJF Irrevocable Trust	August 9, 2019	82,000	18.969	18.525	19.200
FJF Irrevocable Trust	August 14, 2019	36,500	18.839	18.440	19.050
FJF Irrevocable Trust	August 15, 2019	10,200	17.988	17.920	18.020
FJF Irrevocable Trust	August 16, 2019	26,170	18.499	17.995	18.965
FJF Irrevocable Trust	August 19, 2019	160	19.576	19.520	19.620
FJF Irrevocable Trust	August 21, 2019	2,500	19.600	19.600	19.600
FJF Irrevocable Trust	August 23, 2019	111,029	19.295	19.100	19.730
LJF Irrevocable Trust	August 8, 2019	36,060	18.148	17.600	18.595
LJF Irrevocable Trust	August 8, 2019	33,940	18.696	18.600	18.870
LJF Irrevocable Trust	August 9, 2019	82,000	18.969	18.525	19.200
LJF Irrevocable Trust	August 14, 2019	36,500	18.839	18.440	19.050
LJF Irrevocable Trust	August 15, 2019	10,200	17.988	17.920	18.020
LJF Irrevocable Trust	August 16, 2019	26,170	18.499	17.995	18.965
LJF Irrevocable Trust	August 19, 2019	160	19.576	19.520	19.620
LJF Irrevocable Trust	August 21, 2019	2,500	19.600	19.600	19.600
LJF Irrevocable Trust	August 23, 2019	111,030	19.295	19.100	19.730

SCHEDULE 13D

CUSIP No. 75700L108	Page 20 of 21 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended by adding the following:

On August 20, 2019, each of the Trust Direct Stockholders and the Lender converted each of the Promissory Notes previously issued by such Trust Direct Stockholder to the Lender into a single Secured Demand Grid Promissory Note (each, a “Grid Note” and collectively the “Grid Notes”). Each such Grid Note provided for the same terms as the Promissory Notes previously issued by the applicable Trust Direct Stockholder to the Lender.

Upon settlement of the Class A Common Stock purchased on August 19, 2019, August 21, 2019 and August 23, 2019, each Grid Note was or will be amended to include the loans issued under such Grid Note, which loans funded or will fund substantially all of the purchase price for such purchases.

The foregoing summary of the Grid Notes does not purport to be complete, and is qualified in its entirety by reference to the Grid Notes filed herewith as Exhibits 17 through 20 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 22 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 2	Power of Attorney for Frank J. Fertitta III (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 3	Power of Attorney for Fertitta Business Management LLC (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 4	Power of Attorney for FI Station Investor LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 5	Power of Attorney for Fertitta Investment LLC (incorporated by reference to Exhibit 4 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 6	Power of Attorney for KVF Investments, LLC (incorporated by reference to Exhibit 5 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 7	Power of Attorney for LNA Investments, LLC (incorporated by reference to Exhibit 7 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 8	Power of Attorney for F & J Fertitta Family Business Trust (incorporated by reference to Exhibit 8 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 9	Power of Attorney for L & T Fertitta Family Business Trust (incorporated by reference to Exhibit 9 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 10	Power of Attorney for Lorenzo J. Fertitta (incorporated by reference to Exhibit 10 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

Exhibit 11	Power of Attorney for Fertitta Holdco LLC (incorporated by reference to Exhibit 11 to Amendment No. 1 to the Schedule 13D filed by certain of the Reporting Persons on May 20, 2016).

SCHEDULE 13D

CUSIP No. 75700L108	Page 21 of 21 Pages

Exhibit 12	Power of Attorney for The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust (incorporated by reference to Exhibit 11 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 13	Power of Attorney for The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust (incorporated by reference to Exhibit 12 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 14	Power of Attorney for Frank J. Fertitta, III 2006 Irrevocable Trust (incorporated by reference to Exhibit 13 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 15	Power of Attorney for Lorenzo J. Fertitta 2006 Irrevocable Trust (incorporated by reference to Exhibit 14 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 16	Power of Attorney for FBM Sub 1 LLC (incorporated by reference to Exhibit 15 to Amendment No. 2 to the Schedule 13D filed by certain of the Reporting Persons on August 12, 2019).

Exhibit 17	Secured Demand Grid Promissory Note, dated August 20, 2019, issued by Lorenzo J. Fertitta 2006 Irrevocable Trust to Victoria Partners, Limited Partnership.

Exhibit 18	Secured Demand Grid Promissory Note, dated August 20, 2019, issued by The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust to Victoria Partners, Limited Partnership.

Exhibit 19	Secured Demand Grid Promissory Note, dated August 20, 2019, issued by The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust to Victoria Partners, Limited Partnership.

Exhibit 20	Secured Demand Grid Promissory Note, dated August 20, 2019, issued by Frank J. Fertitta, III 2006 Irrevocable Trust to Victoria Partners, Limited Partnership.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2019

Fertitta Business Management LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

FI Station Investor LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

FBM Sub 1 LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

The Frank J. Fertitta, III and Jill Ann Fertitta Family Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Frank J. Fertitta, III 2006 Irrevocable Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Lorenzo J. Fertitta 2006 Irrevocable Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Fertitta Investment LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

Fertitta Holdco LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

LNA Investments, LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

KVF Investments, LLC

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

F & J Fertitta Family Business Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

L & T Fertitta Family Business Trust

By:	/s/ John Hertig
	Name:	John Hertig
	Title:	Attorney-in-Fact

/s/ John Hertig as Attorney-in-Fact
Frank J. Fertitta III

/s/ John Hertig as Attorney-in-Fact
Lorenzo J. Fertitta